NewHold Investment Corp IV
52 Vanderbilt Avenue, Suite 2005,

New York, New York 10017

April 10, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	NewHold Investment Corp IV (the “Company”)
Registration Statement on Form S-1
(File No. 333- 293559) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on April 14, 2026, or as soon thereafter as practicable.

Very truly yours,

NewHold Investment Corp IV

By:	/s/ Kevin Charlton
	Name:	Kevin Charlton
	Title:	Chief Executive Officer